TIGER JIUJIANG MINING, INC.
March 15, 2013

Division of Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street, Washington, D.C. 20549

Attention: Ms. Tia L. Jenkins, Senior Assistant Chief Accountant

Dear Sirs:

Re:	Tiger Jiujiang Mining, Inc.
Form 10-KA for year ended February 29, 2012 and Form 10-QA for the quarter ended May 31, 2012
File Number 000-54567

We have reviewed your comment letter dated February 25, 2013, have made revisions to the above noted 10-K and 10-Q filings and have the following comments and responses. On this day we have filed on EDGAR amended 10-K filings for the year ended February 29, 2012, and 10-Q for the quarter ended May 31, 2012, and have provided in the same filing a redline copy of each.

We believe that all the information requested, with the exception of the maps we have provided with this amended filing, had been provided in our original filing and have duplicated that information under the Properties section of the filing but have NOT removed it from the existing “Our Current Business” section.

The item to which you refer under comment four (4) revolves around sampling procedures. Until the work is completed, and provided by the engineers who are contracted to complete the first phase of the exploration program, we do not know what sampling procedures were followed. We assume they will conform to industry standards but until that is known we believe we would be premature to comment further so have provided no such information in this filing.

In regards to comment five (5), we have added general information on environmental permitting requirements as requested and placed that item at the end of the Properties section as follows:

Environmental Laws

In the past ten years, laws and policies for environmental protection in China have moved towards stricter compliance and stronger enforcement. The basic laws in China governing environmental protection in the mineral industry sector of the economy are the Environmental Protection Law, the Environment Impact Assessment Law and the Mineral Resources Law. The State Administration of Environmental Protection and its provincial counterparts are responsible for the supervision implementation and enforcement of environment protection laws and regulations. Provincial governments also have the power to issue implementing rules and policies in relation to environmental protection in their respective jurisdictions. Applicants for exploration rights must submit environmental impact “assessments” and those projects that fail to meet environmental protection standards will not be granted licenses.

6F, No.81 Meishu East 6 Road, Kaohsiung, Taiwan 804
Phone: (360) 353-4013 Fax: (866) 850-5680 e-mail: tigerjiujiang@gmail.com

Ms. Tia L. Jenkins	2.
Securities & Exchange Commission
March 15, 2013

In addition, after exploration the licensee must perform water and soil maintenance and take steps towards environmental protection. After the exploration rights have expired or the concessionaire stops mining during the permit period and the mineral resources have not been fully developed, the concessionaire must perform water and soil maintenance, land recovery and environmental protection in compliance with the original development scheme, or must pay the costs of land recovery and environmental protection. After closing, the mining enterprises shall perform water and soil maintenance, land recovery and environmental protection in compliance with mine closure approval reports, or must pay the costs of land recovery and environmental protection.

Penalties for breaching the Environmental Protection Law include a warning, payment of a penalty calculated on the damage incurred, or payment of a fine. When an entity fails to adopt preventative measures or control facilities that meet the requirements of the enacted environmental protection standards, it is subject to suspension of production or operations and for payment of a fine. Material violations of environmental laws and regulations causing property damage or casualties may result in criminal liabilities.

Form 10-QA for the Fiscal Quarter Ended May 31, 2012

We have provided revised statements that management’s evaluation of controls and procedures were INEFFECTIVE at May 31, 2012. We believe the originally filed document contained a typographical error. The revised wording is as follows:

We carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered in this report, our disclosure controls and procedures were ineffective to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the required time periods and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Accordingly, management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

Yours truly,
TIGER JIUJIANG MINING, INC.

/s/ “Chang Ya-Ping

Chang Ya-Ping
President